Exhibit 99.3

For Immediate Release

RRSAT ANNOUNCES APPOINTMENT OF NEW
CHIEF FINANCIAL OFFICER

Airport City Business Park, Israel – November 23, 2011 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced the appointment of Mr. Itzhak Zion as its new Chief Financial Officer, effective December 1st, 2011.  Mr. Zion is replacing Mr. David Aber, the current CFO.

Mr. David Rivel, Founder and CEO of RRsat stated: “Mr. Zion is a seasoned CFO and comes with significant experience across a range of industries.  I believe his background and skills are aligned with RRsat’s goals and that he will have much to contribute to the Company.  I am happy to welcome him to the team.”

Commenting on the departing CFO, Mr. David Aber, Mr. Rivel added: “David played an important role during the time that he was with RRsat.  On behalf of the Board and the management, I thank him for his professional service and wish him much success in the future.”

Mr. Zion has held several CFO positions in the technology, communications and retail industries in both private and publicly traded companies.  He was most recently the CFO of ECI Telecom, one of the largest Hi Tech companies in Israel, with worldwide presence.  Before that he served as CFO of Motorola Israel (2004-2007) during which he also served on the board of directors of MIRS Communications, an Israeli cellular operator.   From 1999-2003 he was the CFO of Super-Sol, one of Israel’s largest retail companies which at the time was traded on both the New York Stock Exchange and the Tel Aviv Stock Exchange.  From 1995-1999, Mr. Zion was CFO of NASDAQ-traded New Dimension Software, which was eventually acquired by BMC Software. Mr. Zion is a Certified Public Accountant and holds a B.A. in Accounting and Economics from Tel Aviv University.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

Company Contact Information: David Aber, CFO Tel: +972 3 928 0777 Email: investors@rrsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com